

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15005517

DIVISION OF
CORPORATION FINANCE

n/o Act
3/11/15

March 11, 2015

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 3-11-15

Amy Goodman
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: McDonald's Corporation

Dear Ms. Goodman:

This is in regard to your letter dated March 11, 2015 concerning the shareholder proposal submitted by the Sisters of St. Francis of the Holy Family of Dubuque, Iowa for inclusion in McDonald's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that McDonald's therefore withdraws its January 20, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Luna Bloom
Attorney-Advisor

cc: Sr. Cathy Katoski
Sisters of St. Francis of Dubuque, Iowa
katoskic@osfdb.org

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

March 11, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *McDonald's Corporation*
Shareholder Proposal of the Sisters of St. Francis of the Holy Family of Dubuque, Iowa
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 20, 2015, we requested that the staff of the Division of Corporation Finance concur that our client, McDonald's Corporation (the "Company"), could exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statement in support thereof received from the Sisters of St. Francis of the Holy Family of Dubuque, Iowa (the "Proponent").

Enclosed as Exhibit A is an email from the Proponent, dated March 11, 2015, withdrawing the Proposal. In reliance on this email, we hereby withdraw the January 20, 2015 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8653 or Denise A. Horne, the Company's Corporate Vice President, Associate General Counsel and Assistant Secretary, at (630) 623-3154.

Sincerely,



Amy Goodman

Enclosure

cc: Denise A. Horne, McDonald's Corporation
Sister Cathy Katoski, Sisters of St. Francis of the Holy Family of Dubuque, Iowa

101894015.1

GIBSON DUNN

EXHIBIT A

From: Katoski, Sr. Cathy [mailto:katoskic@osfdbq.org]
Sent: Wednesday, March 11, 2015 9:35 AM
To: Flores Noemi
Subject: RE: Pay Equity Resolution

TO: Noemi Flores
Senior Counsel
McDonald's Corporation

Dear Noemi,
Please accept this notice that the Sisters of St. Francis of Dubuque, IA have withdrawn our shareholder resolution regarding "pay equity." We remain very concerned about this issue and look forward to further conversation with you and the appropriate staff of McDonalds.

Sincerely,
Sr. Cathy Katoski, OSF

Sr. Cathy (Kate) Katoski, OSF

President
Sisters of St. Francis of Dubuque, Iowa
3390 Windsor Ave
Dubuque, Iowa 52001-1311
Cell 563-564-9411
563-583-9786 Ext 6174
Fax 563-583-3250

We invite you to remember us in your estate plan.
We will be eternally grateful!

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

January 20, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *McDonald's Corporation*
Shareholder Proposal of the Sisters of St. Francis of the Holy Family of Dubuque, Iowa
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, McDonald's Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from the Sisters of St. Francis of the Holy Family of Dubuque, Iowa (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Securities and Exchange Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: shareholders request McDonald's Corporation's Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.

A copy of the Proposal and the Supporting Statement, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. Should the Staff not concur that the Proposal is excludable under Rule 14a-8(i)(10), then we believe that the Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations and Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in the 1983 Release, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented" and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g.*, *Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

The Proposal sets forth only two requirements. First, the Proposal seeks "a review of [the C]ompany's executive compensation policies." Second, the Proposal asks that a "summary report of that review" be made available upon request. While the Proposal also "suggests" other items to include in the "report," these are not mandated. For the reasons set forth below, we believe that the Company has substantially implemented the Proposal based on the review of executive compensation policies conducted at least annually by the Compensation Committee (the "Committee") of the Company's Board of Directors as well as the information the Company annually provides in the Compensation Discussion & Analysis ("CD&A") section of its proxy statement, which the Committee produces.

With respect to the first element of the Proposal, the Committee regularly reviews and approves changes to the Company's executive compensation programs and policies. This is reflected in the Committee's charter, which sets forth its responsibilities including, among other things, "establish[ing] the Company's general compensation philosophy."[1] The charter further states that the Committee shall "oversee the development and implementation of executive compensation programs and related policies" and "review on a periodic basis the Company's executive compensation programs." *Id.* Thus, the Committee has implemented the first element

[1] *See* McDonald's Corporation Compensation Committee Charter, *available at* http://www.aboutmcdonalds.com/content/dam/AboutMcDonalds/Investors/Investor%202013/Compensationcommiitteecharter_11_29_2012.pdf.

of the Proposal through its regular "review of [the C]ompany's executive compensation policies."

With respect to the second element of the Proposal, the Company also "make[s] available . . . a summary report of" the Committee's "review of [the C]ompany's executive compensation policies." The Committee's charter states that the Committee shall "produce an annual report for inclusion in the Company's annual proxy statement, in accordance with applicable rules and regulations." *Id.* Item 402(b) of Regulation S-K sets forth the Commission's requirements for what must be included in the CD&A section of the Company's annual proxy statements. Instruction 3 to Item 402(b) of Regulation S-K provides that the CD&A should "focus on the material principles underlying the registrant's executive compensation policies and decisions and the most important factors relevant to analysis of those policies and decisions."

Consistent with the requirements of Item 402(b), the Company provides significant disclosure on the considerations underlying the Committee's executive compensation determinations in the CD&A, including the process used by the Company's board and the Committee for determining the compensation of the Company's executive officers. The Company devoted 27 pages of its 2014 proxy statement to a review of the Company's executive compensation policies. *See* McDonald's Corporation 2014 Proxy Statement, pp. 13-39. Within these extensive disclosures, the CD&A discusses and analyzes the Committee's philosophy, objectives, policies, programs, practices, and decisions regarding executive compensation. All of the compensation programs and plans described in the proxy statement apply not only to the named executive officers but also to the Company's other executive officers more broadly. These programs include: an annual cash incentive plan (the Target Incentive Plan, or TIP); a long-term cash incentive plan (the Cash Performance Unit Plan, or CPUP); an equity compensation program pursuant to which stock options and performance-based restricted stock units are granted; a broad-based U.S. severance plan (the Severance Plan); a tax-qualified defined contribution retirement savings plan (the Profit Sharing Plan); and non-qualified deferred compensation retirement savings plans (the Excess Benefit and Deferred Bonus Plan). Each of the foregoing compensation programs is discussed in the CD&A.

Thus, pursuant to the Commission's requirements and the Company's resulting annual proxy statement disclosures, the Company has addressed the second element of the Proposal. Specifically, the Company's 2014 proxy statement, as in past years, contains the Committee's annual report on its review of executive compensation, as requested by the Proposal. The Committee will continue to make such disclosures in its annual proxy statements in accordance with SEC rules.

As noted above, in addition to the review requested by the Proposal, the Proposal separately "suggest[s]" other information to be considered for inclusion in the requested report. However, these are mere suggestions that are not required by the terms of the Proposal. In this regard, they are not part of the essential objective of the Proposal. Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal. The Staff has recognized that when a proposal merely suggests that a certain issue be addressed, the proposal may be excluded where the company has addressed the requested, but not suggested, matters. For example, in *ConAgra Foods, Inc.* (avail. July 3, 2006), the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board issue a sustainability report, where the supporting statement recommended that the report follow certain guidelines that the company did not address in its existing policies and procedures. *See also Wal-Mart Stores, Inc.* (avail. Mar. 30, 2010) (concurring in the exclusion under Rule 14a-8(i)(10) of a proposal urging the board to adopt principles regarding global warming "based on" a set of principles listed in the supporting statement, where the company argued that it need not adopt the listed principles wholesale). In the instant Proposal, the Proposal's only requirements are to "initiate a review of [the C]ompany's executive compensation policies" and issue a "summary report," each of which the Company has already done.

Accordingly, based on the Committee's ongoing review of the Company's executive compensation policies and the information the Company has and will continue to provide in its CD&A, we believe the Proposal may be excluded from the Company's 2015 Proxy Materials under Rule 14a-8(i)(10) as substantially implemented.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

Should the Staff not concur that the Proposal is excludable under Rule 14a-8(i)(10), the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations, specifically, general employee compensation.

Rule 14a-8(i)(7) allows for exclusion of a proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two central considerations. As relevant here, one of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

Consistent with this history, in analyzing shareholder proposals relating to compensation under Rule 14a-8(i)(7), the Staff has made a clear distinction between proposals that relate to general employee compensation and proposals that relate to executive officer and director compensation, indicating that the former relate to a company's ordinary business operations and are thus excludable. *See* Staff Legal Bulletin No. 14A (July 12, 2002) (indicating that under the Staff's "bright-line analysis" for compensation proposals, companies "may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7)" but "may [not] exclude proposals that concern only senior executive and director compensation" (emphasis in original)); *Xerox Corp.* (avail. Mar. 25, 1993).

In this regard, the Staff has consistently concurred in the exclusion under Rule 14a-8(i)(7) of shareholder proposals that address both executive compensation and non-executive (*i.e.*, general employee) compensation. For example, in *Microsoft Corp.* (avail. Sept. 13, 2013), the proposal requested that the company limit the average total compensation of senior management, executives, and other employees for whom the board set compensation to 100 times the average compensation paid to the remaining full-time, non-contract employees of the company. In seeking exclusion of the proposal, the company argued that the proposal's cap on total compensation was not limited to "'senior executives' . . . or a similar selected class of executives and/or officers." The company also argued that, "because the proposed compensation cap [wa]s expressed as a ratio, . . . the proposal could be construed as an initiative to increase [the] average pay of all employees who are not in the class included in the numerator," *i.e.*, the company's general workforce. The Staff concurred that the company could "exclude the proposal under rule 14a-8(i)(7), as relating to [the company's] ordinary business operations," noting that "the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors." *See also Deere & Co.* (avail. Oct. 17, 2012); *Johnson Controls, Inc.* (avail. Oct. 16, 2012); *ENGlobal Corp.* (avail. Mar. 28, 2012); *KVH Industries, Inc.* (avail. Mar. 30, 2011); *Exxon Mobil Corp.* (avail. Feb. 16, 2010, *recon. denied* Mar. 23, 2010); *Comcast Corp.* (avail. Feb. 22, 2010); *International Business Machines Corp. (Boulain)* (avail. Jan. 22, 2009); *3M Co.* (avail. Mar. 6, 2008); *Xcel Energy, Inc.* (avail. Feb. 6, 2004); *Minnesota Mining and Manufacturing Co.* (avail. Mar. 4, 1999) (in each case, concurring in the exclusion of a shareholder proposal related to general employee compensation under Rule 14a-8(i)(7)).

In addition, the Staff has consistently concurred in the exclusion of shareholder proposals that requested a report on both employee and non-employee compensation. For example, in *General Electric Co.* (avail. Jan. 6, 2011), the proposal requested a report on two different company pension plans that were available to both executive officers and other employees who were within the company's executive band but were not considered executive officers. The company argued that the proposal was excludable under Rule 14a-8(i)(7) because "the Proposal request[ed] reports on two Company pension plans, but [did] not limit the scope of the reports to the Company's most senior executives." The Staff concurred in the exclusion of the Proposal on ordinary business grounds, noting "that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors."

As in the precedent cited above, the Proposal addresses compensation of employees generally and is not limited to compensation of the Company's executive officers. The Proposal specifically addresses a report that provides "[a] comparison of the total compensation package of the top senior executives and our store employees' median wage . . . and [] an analysis of changes in the relative size of the gap along with any analysis and rationale justifying any trends evidenced." By requesting that the report include a "comparison of the total compensation package of the top senior executives and [Company] store employees," "an analysis of changes" in this pay ratio, and an "analysis and rationale justifying any trends evidenced," the Proposal is asking the Company to review and report on the pay of its "store employees." This would require the Company to review, collect data, and report on the pay of its general workforce, thus implicating the Company's ordinary business operations. As discussed in *Microsoft*, when a proposal requests, as the Proposal does, that a company take action based on a ratio of executive and general employee compensation, the proposal is addressing both executive and general employee compensation. Here, the Proposal requests that the Company "analy[ze] changes" in the ratio of executive and store-employee pay and "justify[] any trends evidenced." Since any changes to the ratio of executive and store-employee pay are traceable both to fluctuations in executive pay and store-employee pay, the Proposal is asking the Company to evaluate and report on whether there were changes in the compensation of its "store employees," *i.e.*, its general workforce, and to provide a justification for any such changes relative to increases and decrease in executive pay.

In determining whether a proposal implicates a company's ordinary business operations, the Staff has historically looked at all of the facts, circumstances, and evidence surrounding the proposal, including its supporting statements. For instance, the Staff has allowed the exclusion of proposals relating to charitable contributions when these proposals' supporting statements made clear that the proposals were actually directed towards contributions to specific types of charitable organizations (an ordinary business matter). *See, e.g., The Home Depot, Inc.* (Mar. 18,

2011) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the Company publish a list of recipients of corporate charitable contributions over $5,000 when the proposal's supporting statement focused on contributions to the gay, lesbian, bisexual, and transgender community and related associations); *Johnson & Johnson* (avail. Feb. 12, 2007) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company report on charitable contributions when the supporting statement focused on contributions to groups "involved in abortion" and that "promote[d] same sex marriages"); *Wells Fargo & Co.* (avail. Feb. 12, 2007) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company report on charitable contributions when the supporting statement focused on Planned Parenthood as well as "sexual practices [and] sexual orientation").

Here, the Proposal's Supporting Statement is primarily devoted to a discussion of the compensation of the Company's general workforce. For example, the first paragraph of the Supporting Statement focuses entirely on the Proponent's view that there is a direct connection between "the decline of revenue for major retailers and the stagnation of workers' wages." The Supporting Statement goes on to discuss "stagnant wage growth" as "undermining the economy" and states that "consumers [*sic*] inability to have enough disposable income can have a negative impact on [the Company's] revenues." In fact, the Supporting Statement only touches on the Company's executive compensation in two out of ten sentences. And finally, the Proponent's cover letter also indicates that the Proposal is concerned with the Company's general compensation practices, stating that the Proponent submitted the Proposal due to "concerns around the seemingly ever-increasing disparity of wealth and income in the United States" and out of a desire to help "those workers whose wages are unable to ensure them of a living wage." Thus, as these statements demonstrate, the Proposal addresses compensation generally and is not limited to compensation of the Company's executive officers, allowing for the Proposal's exclusion under Rule 14a-8(i)(7).

Finally, the Proposal is distinguishable from the proposals at issue in *The Allstate Corp.* (avail. Feb. 5, 2010), *Wal-Mart Stores, Inc.* (avail. Mar. 1, 2006), *AOL Time Warner Inc. (Province of St. Joseph)* (avail. Feb. 28, 2003), and *Pfizer, Inc.* (avail. Jan. 28, 2003), where the Staff declined to concur in the exclusion on ordinary business grounds of a proposal requesting (not merely suggesting, as in the Proposal) that the company's compensation committee prepare a report comparing the total compensation of the company's top executives and its lowest paid workers, and is also distinguishable from *Exelon Corp.* (avail. Jan. 2, 2014), where the Staff declined to concur in the exclusion on ordinary business grounds of a proposal requesting that the company cap the compensation of its named executive officers at 100 times the median annual compensation paid to all employees. In this regard, the proposals and supporting statements in each of those letters were all heavily focused on the proponents' concerns with executive compensation. For instance, in *Allstate*, the proposal and supporting statement focused on what the proponent viewed as "extravagant executive pay," discussing how excessive executive pay "seem[ed] to be the norm," indicating that CEO's at S&P 500 companies "earned more than $4,000 an hour," and specifically asking the company to evaluate whether its current "top executive compensation packages . . . would be considered 'excessive.'" Similarly, in *Wal-Mart*, the proposal and supporting statement discussed at length the "explosion in compensation for top corporate executives," and focused on examples of why the proponents believed the company's executive compensation was "out of control." Moreover, in both *AOL Time Warner* and *Pfizer*, the proposals and supporting statements focused on "[t]he ratcheting up of compensation" for CEOs and other top executives, discussing at length recent increases in average CEO pay, citing to editorials and news articles that were critical of high executive compensation, and referencing studies that showed either "no relationship" or an "inverse correlation" between CEO compensation and company performance. And in *Exelon*, the proposal and supporting statement were entirely devoted to "public criticism that executive employees have been offered excessive compensation" and the notion that "peer benchmarking" was a flawed method for setting executive compensation.

In contrast, in the current instance, the Proposal and Supporting Statement, as discussed above, focus on the compensation of the Company's employees generally. The majority of the statements made in the Proposal and Supporting Statement address the effect that "the stagnation of workers' wages" (*e.g.*, "store employee" wages) has on the U.S. economy and on the Company. Thus, unlike the proposals and supporting statements in *Allstate*, *Wal-Mart*, *AOL Time Warner*, *Pfizer*, and *Exelon*, which focused solely on the compensation of CEOs and other executives, the Supporting Statement focuses on a discussion of general employee compensation.

Therefore, in accordance with the precedent discussed above, the Proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors, and is thus excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Should the Staff not concur that the Proposal is excludable under Rule 14a-8(i)(10), the Company may exclude the Proposal pursuant to Rule 14a-8(i)(3) because it is so vague and indefinite as to be inherently misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). As further described below, the Proposal is vague and indefinite as to be materially misleading and, therefore, excludable under Rule 14a-8(i)(3) because (1) it is unclear what actions the Proposal is requesting, (2) the Proposal fails to define or explain key terms, and (3) the Proposal contains materially misleading statements and implications.

A. The Proposal is Materially Vague in its Resolution.

The Staff has held that a proposal is excludable as vague and indefinite where a company and its shareholders might interpret a proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). The Staff consistently has allowed the exclusion as vague and indefinite of proposals requesting certain disclosures or actions but containing only general or uninformative references to the information to be included or the steps to be taken. *See, e.g. Yahoo! Inc.* (avail. Mar. 26, 2008) (concurring in the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the board establish "a new policy doing business in China, with the help from China's democratic activists and human/civil rights movement"); *Bank of America Corp.* (avail. June 18, 2007) (concurring in the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the board compile a report "concerning the thinking of the Directors concerning representative payees"); *Kroger Co.* (avail. Mar. 19, 2004) (concurring in the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the company prepare a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines, where the company argued that the proposal's "extremely brief and basic description of the voluminous and highly complex Guidelines" did not adequately inform the company of the actions necessary to implement the proposal); *Johnson & Johnson* (Feb. 7, 2003) (concurring in the exclusion under Rule 14a-8(i)(3) of a proposal requesting a report relating to the company's progress concerning "the Glass Ceiling Commission's business recommendations").

Here, the nature and scope of the Proposal's request is unclear. The Proposal requests that the Committee "initiate a review of [the Company's] executive compensation policies and make available upon request a summary report of that review." This request provides no guidance, however, with respect to what to consider as part of the review, much less what elements of compensation the Proponent intends for the Committee to review, what individuals and arrangements the Committee should include in its review (including whether only arrangements that are available to "executives" should be included, or whether it includes the Company's broad-based equity and incentive plans in which executive officers also participate), whether this review should include previously granted and/or previously paid compensation, or whether such review should include policies that are related to compensation (such as reimbursement, clawback, and benefit arrangements). Thus, the Proposal is vague and indefinite as to the details and scope of the requested review, and "implementation of the Proposal could be significantly different from the actions envisioned by the shareholders voting on the Proposal." *Fuqua Industries*.

In addition, the Proposal only suggests, rather than requests, that the requested report contain a comparison of pay levels between the Company's senior executives and its "store employees." By contrast, prior similar proposals have specifically requested that the report address certain issues related to a comparison of pay levels between senior executives and other employees. *See, e.g., Wal-Mart Stores, Inc.* (avail. Mar. 1, 2006) (finding that the shareholder proposal was not excludable under Rule 14a-8(i)(7) where the proposal "request[ed] that the Board's Compensation Committee review Wal-Mart's senior executive compensation policies and make available . . . a report of that review, *including*" a comparison of pay and benefits between "top executives" and the company's "lowest paid workers in the United States in July 1995 and July 2005," an analysis of changes in the relative size of the gap, and an evaluation of whether executive compensation packages are "excessive") (emphasis added). Because of the Proposal's suggestion, it appears that the Company could fully implement the request in all material aspects without addressing the Company's pay policies for "store employees." Yet, concern over worker wages is the primary focus of the Supporting Statement. Thus, it is unclear how the Proposal's request is connected to the concerns identified in the Supporting Statement. Moreover, because the Proposal does not request a specific means of implementing the requested review, the Company's "implementation of the Proposal could be significantly different from the actions envisioned by the shareholders voting on the Proposal." *Fuqua Industries*.

B. The Proposal Includes Vague and Undefined Key Terms.

The Staff has on numerous occasions concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that shareholders voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. For example, in *Puget Energy, Inc.* (avail. Mar. 7, 2002), the Staff concurred in the exclusion of a shareholder proposal under Rule 14a-8(i)(3) where the proposal requested that the company's board of directors implement "a policy of improved corporate governance" and included a broad array of unrelated topics that could be covered by such a policy. *See also Berkshire Hathaway Inc.* (avail. Jan. 31, 2012) (concurring in the exclusion of a proposal that specified company personnel "sign off [by] means of an electronic key . . . that they . . . approve or disapprove of [certain] figures and policies" because it did not "sufficiently explain the meaning of 'electronic key' or 'figures and policies'"); *The Boeing Co. (Recon.)* (avail. Mar. 2, 2011) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3), noting "that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *General Electric Co.* (Feb. 10, 2011) (same); *The Allstate Corp.* (avail. Jan. 18, 2011) (same); *General Motors Corp.* (avail. Mar. 26, 2009) (concurring in the exclusion of a proposal to "[e]liminate all incentives for the CEOS [*sic*] and the Board of Directors" where the proposal did not define "incentives" or "CEOS").

In the current instance, the Proposal suggests that the Committee's report "include: 1) [a] comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced." In this statement, the Proposal includes several vague terms that neither the Proposal nor the Supporting Statement defines. Specifically, the Proposal fails to define "total compensation package," "store employees," and "median wage." With respect to "total compensation package," it is unclear what compensation elements should be included in the report. Should incentive awards, fringe benefits, and deferred compensation be included? The Proposal provides no guidance as to this issue.

Similarly, the Proposal provides no guidance as to who to include as a "store employee" for purposes of the Proposal. Should any employee who has worked in any restaurant owned and operated by the Company for any period of time during the prior fiscal year be included? Should the analysis instead be limited to employees who worked in such a Company owned and operated restaurant for the entire year or as of a given date? Should part-time employees be included, and if so, how should the report account for their presumably lower pay? How should the report deal with fluctuations in compensation based on promotions or demotions? The Proposal fails to provide guidance about these critical terms.

Finally, the Proposal provides no guidance as to how the "median wage" of "store employees" should be calculated. First, it is unclear whether "wage" should be limited to fixed salary or hourly wages, or whether it should also include other forms of employee compensation and benefits, and if so, how they should be valued. Second, even if the meaning of "wage" was determinable, the Proposal still is vague and indefinite as to how the "median wage" should be calculated. It seems that the Proponent is suggesting a calculation similar to that contained in the SEC's proposed rules to implement Section 953(b) of the Dodd-Frank Act ("Pay Ratio Disclosure Rules"),[2] which would require U.S. public companies to disclose (i) the median of the annual total compensation of all employees of the company, excluding the chief executive officer, (ii) the annual total compensation of the chief executive officer, and (iii) the ratio of these two values. Prior to September 2013 when the Pay Ratio Disclosure Rules were proposed, there was, and continues to be, extensive discussion and disagreement on the appropriate methodology to calculate the median annual total compensation. If the Proposal intended the determination of median wage to be similar to what has been proposed, the Company would not know how to implement this Proposal. As it is, the Commission solicited comments on numerous issues in its proposed Pay Ratio Disclosure Rules that could equally apply to computing the "median wage" of "store employees" such as whether part-time employees may be excluded from the calculation. Since the Proposal does not address these issues, and the Pay Ratio Disclosure Rules have not yet been finalized, the use of the word "median wage" is impermissibly vague.

The Staff frequently has allowed the exclusion under Rule 14a-8(i)(3) of a proposal with terms similar to those discussed above. In *General Electric Co.* (avail. Feb. 5, 2003), the proposal "urge[d] the board of Directors to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees." The company argued that the proposal was vague and indefinite because the proposal "fail[ed] to define the critical terms of the [p]roposal – i.e. 'compensation' and 'average wage' – or otherwise provide guidance on how the [p]roposal should be implemented." The Staff concurred that the proposal was excludable as vague and indefinite. *See also Prudential Financial, Inc.* (Feb. 16, 2007) (concurring in the exclusion of a proposal that failed to define critical terms such as "senior management incentive compensation programs"); *Woodward Governor Co.* (Nov. 26, 2003) (concurring in the exclusion of a proposal which called for a policy for compensating the "executives in the upper management . . . based on stock growth" because the proposal was vague and indefinite as to what executives and time periods were referenced; *General Electric Co.* (Jan. 23, 2003) (concurring in the exclusion of a proposal seeking an individual cap on salaries and benefits, where the proposal failed to define the critical term "benefits"). Accordingly, the Proposal's failure to define or explain the meaning of critical terms causes the Proposal to be impermissibly vague and indefinite.

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[2] Release Nos. 33-9452; 34-70443; File No. S7-07-13 (Sept. 18, 2013).

C. The Proposal Contains Materially Misleading Statements and Implications.

According to the Staff, "[W]hen a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 13, 2001); SLB 14B. The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of entire shareholder proposals that contain statements that are false or misleading. *See, e.g., General Electric Co.* (avail. Jan. 6, 2009) (concurring in the exclusion of a proposal under which any director who received more than 25% in "withheld" votes would not be permitted to serve on any key board committee for two years because the company did not typically allow shareholders to withhold votes in director elections); *Johnson & Johnson* (avail. Jan. 31, 2007) (concurring in the exclusion of a proposal to provide shareholders a "vote on an advisory management resolution . . . to approve the Compensation Committee [R]eport" because the proposal would create the false implication that shareholders would receive a vote on executive compensation); *State Street Corp.* (avail. Mar. 1, 2005) (concurring in the exclusion of a proposal requesting shareholder action pursuant to a section of state law that had been recodified and was thus no longer applicable); *General Magic, Inc.* (avail. May 1, 2000) (concurring in the exclusion of a proposal requesting that the company make "no more false statements" to its shareholders because the proposal created the false impression that the company tolerated dishonest behavior by its employees when in fact the company had corporate policies to the contrary). In the current instance, the Supporting Statement contains several quantifiable errors and materially misleading statements and implications that result in the Proposal being based on a fundamentally false premise.

First, the Supporting Statement contains materially misleading statements regarding the compensation of the Company's "average cashier" in 2013 and how that compensation compares to the total compensation paid to the Company's President and CEO. The sole citation provided for the dollar amount purportedly paid in 2013 to the Company's "average cashier" is a link to PayScale.com, a website that relies upon employees self-reporting their salaries on online surveys.[3] The citation therefore falsely supports the assertion regarding the compensation of the "average cashier at McDonalds in 2013." In fact, the cited source and its methodology could not possibly represent the average cashier at Company-operated restaurants. Without an accurate citation, shareholders cannot verify the accuracy of this material statement, which the Supporting Statement uses to emphasize the disparity in pay between the Company's President/CEO and the "average cashier," however that term is defined. Due to the lack of an accurate citation, it is unclear: (1) what the reported pay includes; (2) whether the payment information was self-

[3] *See* http://www.payscale.com/about/methodology.

reported by cashiers at Company owned and operated restaurants or restaurants operated by independent franchisees; (3) what sample size was used in the study in order to determine whether the value reported reflects the population mean or median; (4) whether the pay level reported is based on data collected across the United States or is instead based on certain geographic areas; and (5) whether "average" refers to the mean or median, as well as how such "average" was derived. The Supporting Statement further asserts that the Company's President and CEO received a multiple of compensation more than the "average cashier" in 2013. Because this comparison is directly dependent on the misleading statement regarding the average cashier's pay, this comparison is likewise materially misleading.

In addition, the Supporting Statement incorrectly states that the average annual CEO compensation in the United States is "$12,259 million." This value, which is equivalent to $12,259,000,000, or $12.259 billion, is orders of magnitude greater than the value of $12,259,000, or $12.259 million, which is the number reported in the study cited by the Supporting Statement. This statement is incorrect and has the effect of misleading the Company's shareholders in that it represents a false premise – grossly inflated CEO compensation – upon which shareholders may rely in deciding how to vote on the Proposal.

Finally, the Supporting Statement recites certain views about the impact of "the stagnation of workers' wages" on the U.S. economy and discusses certain comparisons of executive to non-executive compensation levels. The Proposal then requests that the Company prepare a report on its executive compensation policies. The clear implication is that the Company's executive compensation policies are a cause of stagnant worker wages – *i.e.*, that if the Company were to study and then modify its executive compensation policies, the issue of "stagnant wage growth" for employees in the United States could be solved. The Proposal thus implies a link between the compensation levels of executives and other employees that does not exist. However, the compensation levels of executives and other employees are determined primarily by the different factors affecting the different labor markets for executive and non-executive employees.

The materiality under Rule 14a-8(i)(3) of false and misleading assertions in a supporting statement is demonstrated by the court's holding in *Express Scripts Holding Co. v. Chevedden*, 2014 WL 631538, *4 (E.D. Mo. Feb. 18, 2014). There, in the context of a proposal that sought to separate the positions of chief executive officer and chairman, the court ruled that, "when viewed in the context of soliciting votes in favor of a proposed corporate governance measure, statements in the proxy materials regarding the company's existing corporate governance practices are important to the stockholder's decision whether to vote in favor of the proposed measure" and therefore are material. Here, the Proposal deals with the "corporate governance practices" surrounding the Company's executive compensation policies. The Supporting Statement includes false and misleading statements, as explained above, that "are important to the stockholder's decision whether to vote in favor of the proposed measure." Specifically, by reporting (i) an incorrect and grossly inflated value of executive compensation, (ii) an incorrect claim regarding the pay of the average Company cashier, and (iii) a misleading implication regarding stagnant wages, the Supporting Statement creates a false premise upon which shareholders may rely in deciding whether to vote for the Proposal. Just as the excludable proposals in *General Electric*, *Johnson & Johnson*, *State Street* and *General Magic* created false impressions upon which shareholders would be impermissibly misled in their votes, this series of materially false or misleading statements and implications make the Proposal and the Supporting Statement upon which it relies so fundamentally misleading that it would "require detailed and extensive editing in order to bring [the Proposal and Supporting Statement] into compliance with the proxy rules."

The Company is aware that in *The Goldman Sachs Group, Inc.* (avail. Mar. 11, 2010), the Staff was unable to concur in the exclusion of a proposal that was similar to the instant proposal, with the important distinction that the *Goldman* proposal explicitly requested, instead of suggested, a pay ratio comparison. There, the company challenged the proposal under Rule 14a-8(i)(3), arguing that the supporting statement contained materially false or misleading statements, including a misquote from a federal judge and a false statement about federal legislation regarding pay ratios. The statements challenged by Goldman Sachs are different from the Supporting Statement. Unlike the contested statements in *Goldman*, the misleading or false statements in the Supporting Statement involve quantifiable errors directly regarding the issues on which shareholders will vote – executive compensation and the ratio of pay levels between senior executives and "store employees."

Accordingly, the Proposal is excludable under Rule 14a-(i)(3). If the Staff disagrees with the Company's conclusion that the entire Proposal is excludable, then the Company requests that the Staff at least concur in the exclusion of the misleading statements and implications.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Denise A. Horne, the Company's Corporate Vice President, Associate General Counsel and Assistant Secretary, at (630) 623-3154.

Sincerely,



Amy Goodman

Enclosures

cc: Denise A. Horne, McDonald's Corporation
Sister Cathy Katoski, Sisters of St. Francis of the Holy Family of Dubuque, Iowa

101864933.5

Exhibit A
Proposal and Related Correspondence



Sisters of St. Francis
Dubuque, Iowa
3390 Windsor Avenue | Dubuque, Iowa 52001 | 563.583.9786 | www.osfdbq.org

CORPORATE RESPONSIBILITY OFFICE
Sisters of St. Francis of Dubuque, Iowa
3390 Windsor Avenue, Dubuque, IA 52001-1311
563-583-9786 katoskic@osfdbq.org

December 10, 2014

Office of the Corporate Secretary
McDonald's Corporation, Department 010
One McDonald's Plaza
Oak Brook, IL 60523-1928

To Whom It May Concern:

The Sisters of St. Francis of the Holy Family, Dubuque, Iowa is a religious congregation of 253 women. Because of our evangelical calling from Jesus Christ and St. Francis of Assisi, we are concerned about the almost-daily reports indicating issues and concerns around the seemingly ever-increasing disparity of wealth and income in the United States. Hence the enclosed resolution which, in the interest of not singling out McDonald's, will be going to its retail peers as well by other members of the Interfaith Center on Corporate Responsibility.

The Sisters of St. Francis of the Holy Family, Dubuque, Iowa has owned at least $2,000 worth of McDonald's common stock for over one year and will be holding this through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership of this stock from our Custodian (Wells Fargo) under separate cover, dated December 10, 2014.

I am authorized, as Corporate Responsibility Agent of the Congregation, to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of McDonald's shareholders. I do this in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting. Please address all communications to me, Sister Cathy Katoski, OSF (katoskic@osfdbq.org) or the address above.

Hopefully we can have a constructive conversation on this issue and share ideas on how to lessen the gap between those in the highest income brackets and those workers whose wages are unable to ensure them of a living wage. We look forward to this and hope it will lead to us withdrawing the attached resolution.

Sincerely yours,

S. Cathy

Sr. Cathy (Kate) Katoski, OSF
President and Corporate Responsibility Agent

Rooted in the Gospel and in the spirit of Francis and Clare, the Sisters of St. Francis live in right relationship with all creation.

McDONALD'S CORPORATION

WHEREAS an October 2014 Center for American Progress study described a direct connection between the decline of revenue for major retailers and the stagnation of workers' wages, stating: "The simple fact of the matter is that when households do not have money, retailers do not have customers" (http://www.americanprogress.org/issues/economy/report/2014/10/13/98040/retailer-revelations/).

Retail spending—everything from clothing to groceries to eating out (from fine dining to fast food)—has broad implications for the entire economy. It accounts for a large fraction of consumer spending, which constitutes 70% of the U.S. gross domestic product (GDP). The Report above provides new evidence that middle-class weakness and stagnant wage growth are undermining the economy and that 1) 88% of the top 100 U.S. retailers cite weak consumer spending as a risk factor to their stock price; 2) 68 % of the top 100 U.S. retailers cite falling or flat incomes as risks; 3) Wall Street economists point to the risk low wages pose to the economy because they drive low demand and higher unemployment; and 4) that "trickle-down economics" (economic growth comes from monies redistributed to the rich who will create jobs for everyone) has not worked, despite wealth and income increasing for the highest sectors of our economy.

In a recent 10-K submission to the U.S. Securities and Exchange Commission McDonald's Corporation noted that consumers inability to have enough disposable income can have a negative impact on its revenues: "The impact on consumer disposable income levels and spending habits of governmental actions to manage national economic matters, whether through austerity or stimulus measures and initiatives intended to control wages, unemployment, credit availability, inflation, taxation and other economic drivers" (https://www.sec.gov/Archives/edgar/data/63908/000006390814000019/mcd-12312013x10k.htm).

A September, 2014 Harvard Business School study showed the pay gap between U.S.-based corporations' CEOs and their companies' workers was 350 times that of their average (not lowest paid) worker. In the United States the average annual CEO compensation is $12,259 million (the next closest country's CEO's in Switzerland make $7,435 million (http://blogs.hbr.org/2014/09/ceos-get-paid-too-much-according-to-pretty-much-everyone-in-the-world/)

Total compensation in 2013 for Donald Thompson, President and CEO was $9,496,664 (http://www.sec.gov/Archives/edgar/data/63908/000119312514140308/d666434ddef14a.htm). Meanwhile the average cashier at McDonalds in 2013 earned in total compensation between $15,684-$20,631 (http://www.payscale.com/research/US/Employer=McDonald%27s_Corporation/Salary). This represents a gap ratio of 469.

RESOLVED: shareholders request McDonald's Corporation's Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.

WELLS FARGO

Institutional Retirement & Trust
MAC N8236-04A
203 W. 3rd Street
Davenport, IA 52801

Tel: 563 383 3416
Fax: 563 383 3201

December 10, 2014

Office of the Corporate Secretary
McDonald's Corporation, Dept. 010
One McDonald's Plaza
Oak Brook, IL 60523-1928

RE: Sisters of St. Francis of Dubuque, Iowa

Dear Shareholder Services,

This is to notify you that, as of December 10, 2014 the Sisters of St. Francis of Dubuque Iowa have owned continuously for one year from this date at least $2,000 worth of McDonalds common stock. I have been notified by the filer that this same stock should be held through next year's annual meeting.

Respectfully,



Lisa M. Schluensen
Vice President

Together we'll go far



GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

January 20, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *McDonald's Corporation*
Shareholder Proposal of the Sisters of St. Francis of the Holy Family of Dubuque, Iowa
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, McDonald's Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from the Sisters of St. Francis of the Holy Family of Dubuque, Iowa (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Securities and Exchange Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: shareholders request McDonald's Corporation's Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.

A copy of the Proposal and the Supporting Statement, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. Should the Staff not concur that the Proposal is excludable under Rule 14a-8(i)(10), then we believe that the Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations and Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in the 1983 Release, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented" and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g.*, *Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

The Proposal sets forth only two requirements. First, the Proposal seeks "a review of [the C]ompany's executive compensation policies." Second, the Proposal asks that a "summary report of that review" be made available upon request. While the Proposal also "suggests" other items to include in the "report," these are not mandated. For the reasons set forth below, we believe that the Company has substantially implemented the Proposal based on the review of executive compensation policies conducted at least annually by the Compensation Committee (the "Committee") of the Company's Board of Directors as well as the information the Company annually provides in the Compensation Discussion & Analysis ("CD&A") section of its proxy statement, which the Committee produces.

With respect to the first element of the Proposal, the Committee regularly reviews and approves changes to the Company's executive compensation programs and policies. This is reflected in the Committee's charter, which sets forth its responsibilities including, among other things, "establish[ing] the Company's general compensation philosophy."[1] The charter further states that the Committee shall "oversee the development and implementation of executive compensation programs and related policies" and "review on a periodic basis the Company's executive compensation programs." *Id.* Thus, the Committee has implemented the first element

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[1] *See* McDonald's Corporation Compensation Committee Charter, *available at* http://www.aboutmcdonalds.com/content/dam/AboutMcDonalds/Investors/Investor%202013 /Compensationcommiitteecharter_11_29_2012.pdf.

of the Proposal through its regular "review of [the C]ompany's executive compensation policies."

With respect to the second element of the Proposal, the Company also "make[s] available . . . a summary report of" the Committee's "review of [the C]ompany's executive compensation policies." The Committee's charter states that the Committee shall "produce an annual report for inclusion in the Company's annual proxy statement, in accordance with applicable rules and regulations." *Id.* Item 402(b) of Regulation S-K sets forth the Commission's requirements for what must be included in the CD&A section of the Company's annual proxy statements. Instruction 3 to Item 402(b) of Regulation S-K provides that the CD&A should "focus on the material principles underlying the registrant's executive compensation policies and decisions and the most important factors relevant to analysis of those policies and decisions."

Consistent with the requirements of Item 402(b), the Company provides significant disclosure on the considerations underlying the Committee's executive compensation determinations in the CD&A, including the process used by the Company's board and the Committee for determining the compensation of the Company's executive officers. The Company devoted 27 pages of its 2014 proxy statement to a review of the Company's executive compensation policies. *See* McDonald's Corporation 2014 Proxy Statement, pp. 13-39. Within these extensive disclosures, the CD&A discusses and analyzes the Committee's philosophy, objectives, policies, programs, practices, and decisions regarding executive compensation. All of the compensation programs and plans described in the proxy statement apply not only to the named executive officers but also to the Company's other executive officers more broadly. These programs include: an annual cash incentive plan (the Target Incentive Plan, or TIP); a long-term cash incentive plan (the Cash Performance Unit Plan, or CPUP); an equity compensation program pursuant to which stock options and performance-based restricted stock units are granted; a broad-based U.S. severance plan (the Severance Plan); a tax-qualified defined contribution retirement savings plan (the Profit Sharing Plan); and non-qualified deferred compensation retirement savings plans (the Excess Benefit and Deferred Bonus Plan). Each of the foregoing compensation programs is discussed in the CD&A.

Thus, pursuant to the Commission's requirements and the Company's resulting annual proxy statement disclosures, the Company has addressed the second element of the Proposal. Specifically, the Company's 2014 proxy statement, as in past years, contains the Committee's annual report on its review of executive compensation, as requested by the Proposal. The Committee will continue to make such disclosures in its annual proxy statements in accordance with SEC rules.

As noted above, in addition to the review requested by the Proposal, the Proposal separately "suggest[s]" other information to be considered for inclusion in the requested report. However, these are mere suggestions that are not required by the terms of the Proposal. In this regard, they are not part of the essential objective of the Proposal. Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal. The Staff has recognized that when a proposal merely suggests that a certain issue be addressed, the proposal may be excluded where the company has addressed the requested, but not suggested, matters. For example, in *ConAgra Foods, Inc.* (avail. July 3, 2006), the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board issue a sustainability report, where the supporting statement recommended that the report follow certain guidelines that the company did not address in its existing policies and procedures. *See also Wal-Mart Stores, Inc.* (avail. Mar. 30, 2010) (concurring in the exclusion under Rule 14a-8(i)(10) of a proposal urging the board to adopt principles regarding global warming "based on" a set of principles listed in the supporting statement, where the company argued that it need not adopt the listed principles wholesale). In the instant Proposal, the Proposal's only requirements are to "initiate a review of [the C]ompany's executive compensation policies" and issue a "summary report," each of which the Company has already done.

Accordingly, based on the Committee's ongoing review of the Company's executive compensation policies and the information the Company has and will continue to provide in its CD&A, we believe the Proposal may be excluded from the Company's 2015 Proxy Materials under Rule 14a-8(i)(10) as substantially implemented.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

Should the Staff not concur that the Proposal is excludable under Rule 14a-8(i)(10), the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations, specifically, general employee compensation.

Rule 14a-8(i)(7) allows for exclusion of a proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two central considerations. As relevant here, one of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

Consistent with this history, in analyzing shareholder proposals relating to compensation under Rule 14a-8(i)(7), the Staff has made a clear distinction between proposals that relate to general employee compensation and proposals that relate to executive officer and director compensation, indicating that the former relate to a company's ordinary business operations and are thus excludable. *See* Staff Legal Bulletin No. 14A (July 12, 2002) (indicating that under the Staff's "bright-line analysis" for compensation proposals, companies "may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7)" but "may [not] exclude proposals that concern only senior executive and director compensation" (emphasis in original)); *Xerox Corp.* (avail. Mar. 25, 1993).

In this regard, the Staff has consistently concurred in the exclusion under Rule 14a-8(i)(7) of shareholder proposals that address both executive compensation and non-executive (*i.e.*, general employee) compensation. For example, in *Microsoft Corp.* (avail. Sept. 13, 2013), the proposal requested that the company limit the average total compensation of senior management, executives, and other employees for whom the board set compensation to 100 times the average compensation paid to the remaining full-time, non-contract employees of the company. In seeking exclusion of the proposal, the company argued that the proposal's cap on total compensation was not limited to "'senior executives' . . . or a similar selected class of executives and/or officers." The company also argued that, "because the proposed compensation cap [wa]s expressed as a ratio, . . . the proposal could be construed as an initiative to increase [the] average pay of all employees who are not in the class included in the numerator," *i.e.*, the company's general workforce. The Staff concurred that the company could "exclude the proposal under rule 14a-8(i)(7), as relating to [the company's] ordinary business operations," noting that "the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors." *See also Deere & Co.* (avail. Oct. 17, 2012); *Johnson Controls, Inc.* (avail. Oct. 16, 2012); *ENGlobal Corp.* (avail. Mar. 28, 2012); *KVH Industries, Inc.* (avail. Mar. 30, 2011); *Exxon Mobil Corp.* (avail. Feb. 16, 2010, *recon. denied* Mar. 23, 2010); *Comcast Corp.* (avail. Feb. 22, 2010); *International Business Machines Corp. (Boulain)* (avail. Jan. 22, 2009); *3M Co.* (avail. Mar. 6, 2008); *Xcel Energy, Inc.* (avail. Feb. 6, 2004); *Minnesota Mining and Manufacturing Co.* (avail. Mar. 4, 1999) (in each case, concurring in the exclusion of a shareholder proposal related to general employee compensation under Rule 14a-8(i)(7)).

In addition, the Staff has consistently concurred in the exclusion of shareholder proposals that requested a report on both employee and non-employee compensation. For example, in *General Electric Co.* (avail. Jan. 6, 2011), the proposal requested a report on two different company pension plans that were available to both executive officers and other employees who were within the company's executive band but were not considered executive officers. The company argued that the proposal was excludable under Rule 14a-8(i)(7) because "the Proposal request[ed] reports on two Company pension plans, but [did] not limit the scope of the reports to the Company's most senior executives." The Staff concurred in the exclusion of the Proposal on ordinary business grounds, noting "that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors."

As in the precedent cited above, the Proposal addresses compensation of employees generally and is not limited to compensation of the Company's executive officers. The Proposal specifically addresses a report that provides "[a] comparison of the total compensation package of the top senior executives and our store employees' median wage . . . and [] an analysis of changes in the relative size of the gap along with any analysis and rationale justifying any trends evidenced." By requesting that the report include a "comparison of the total compensation package of the top senior executives and [Company] store employees," "an analysis of changes" in this pay ratio, and an "analysis and rationale justifying any trends evidenced," the Proposal is asking the Company to review and report on the pay of its "store employees." This would require the Company to review, collect data, and report on the pay of its general workforce, thus implicating the Company's ordinary business operations. As discussed in *Microsoft*, when a proposal requests, as the Proposal does, that a company take action based on a ratio of executive and general employee compensation, the proposal is addressing both executive and general employee compensation. Here, the Proposal requests that the Company "analy[ze] changes" in the ratio of executive and store-employee pay and "justify[] any trends evidenced." Since any changes to the ratio of executive and store-employee pay are traceable both to fluctuations in executive pay and store-employee pay, the Proposal is asking the Company to evaluate and report on whether there were changes in the compensation of its "store employees," *i.e.*, its general workforce, and to provide a justification for any such changes relative to increases and decrease in executive pay.

In determining whether a proposal implicates a company's ordinary business operations, the Staff has historically looked at all of the facts, circumstances, and evidence surrounding the proposal, including its supporting statements. For instance, the Staff has allowed the exclusion of proposals relating to charitable contributions when these proposals' supporting statements made clear that the proposals were actually directed towards contributions to specific types of charitable organizations (an ordinary business matter). *See, e.g.*, *The Home Depot, Inc.* (Mar. 18,

2011) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the Company publish a list of recipients of corporate charitable contributions over $5,000 when the proposal's supporting statement focused on contributions to the gay, lesbian, bisexual, and transgender community and related associations); *Johnson & Johnson* (avail. Feb. 12, 2007) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company report on charitable contributions when the supporting statement focused on contributions to groups "involved in abortion" and that "promote[d] same sex marriages"); *Wells Fargo & Co.* (avail. Feb. 12, 2007) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company report on charitable contributions when the supporting statement focused on Planned Parenthood as well as "sexual practices [and] sexual orientation").

Here, the Proposal's Supporting Statement is primarily devoted to a discussion of the compensation of the Company's general workforce. For example, the first paragraph of the Supporting Statement focuses entirely on the Proponent's view that there is a direct connection between "the decline of revenue for major retailers and the stagnation of workers' wages." The Supporting Statement goes on to discuss "stagnant wage growth" as "undermining the economy" and states that "consumers [*sic*] inability to have enough disposable income can have a negative impact on [the Company's] revenues." In fact, the Supporting Statement only touches on the Company's executive compensation in two out of ten sentences. And finally, the Proponent's cover letter also indicates that the Proposal is concerned with the Company's general compensation practices, stating that the Proponent submitted the Proposal due to "concerns around the seemingly ever-increasing disparity of wealth and income in the United States" and out of a desire to help "those workers whose wages are unable to ensure them of a living wage." Thus, as these statements demonstrate, the Proposal addresses compensation generally and is not limited to compensation of the Company's executive officers, allowing for the Proposal's exclusion under Rule 14a-8(i)(7).

Finally, the Proposal is distinguishable from the proposals at issue in *The Allstate Corp.* (avail. Feb. 5, 2010), *Wal-Mart Stores, Inc.* (avail. Mar. 1, 2006), *AOL Time Warner Inc. (Province of St. Joseph)* (avail. Feb. 28, 2003), and *Pfizer, Inc.* (avail. Jan. 28, 2003), where the Staff declined to concur in the exclusion on ordinary business grounds of a proposal requesting (not merely suggesting, as in the Proposal) that the company's compensation committee prepare a report comparing the total compensation of the company's top executives and its lowest paid workers, and is also distinguishable from *Exelon Corp.* (avail. Jan. 2, 2014), where the Staff declined to concur in the exclusion on ordinary business grounds of a proposal requesting that the company cap the compensation of its named executive officers at 100 times the median annual compensation paid to all employees. In this regard, the proposals and supporting statements in each of those letters were all heavily focused on the proponents' concerns with executive compensation. For instance, in *Allstate*, the proposal and supporting statement focused on what the proponent viewed as "extravagant executive pay," discussing how excessive executive pay "seem[ed] to be the norm," indicating that CEO's at S&P 500 companies "earned more than $4,000 an hour," and specifically asking the company to evaluate whether its current "top executive compensation packages . . . would be considered 'excessive.'" Similarly, in *Wal-Mart*, the proposal and supporting statement discussed at length the "explosion in compensation for top corporate executives," and focused on examples of why the proponents believed the company's executive compensation was "out of control." Moreover, in both *AOL Time Warner* and *Pfizer*, the proposals and supporting statements focused on "[t]he ratcheting up of compensation" for CEOs and other top executives, discussing at length recent increases in average CEO pay, citing to editorials and news articles that were critical of high executive compensation, and referencing studies that showed either "no relationship" or an "inverse correlation" between CEO compensation and company performance. And in *Exelon*, the proposal and supporting statement were entirely devoted to "public criticism that executive employees have been offered excessive compensation" and the notion that "peer benchmarking" was a flawed method for setting executive compensation.

In contrast, in the current instance, the Proposal and Supporting Statement, as discussed above, focus on the compensation of the Company's employees generally. The majority of the statements made in the Proposal and Supporting Statement address the effect that "the stagnation of workers' wages" (*e.g.*, "store employee" wages) has on the U.S. economy and on the Company. Thus, unlike the proposals and supporting statements in *Allstate*, *Wal-Mart*, *AOL Time Warner*, *Pfizer*, and *Exelon*, which focused solely on the compensation of CEOs and other executives, the Supporting Statement focuses on a discussion of general employee compensation.

Therefore, in accordance with the precedent discussed above, the Proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors, and is thus excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Should the Staff not concur that the Proposal is excludable under Rule 14a-8(i)(10), the Company may exclude the Proposal pursuant to Rule 14a-8(i)(3) because it is so vague and indefinite as to be inherently misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). As further described below, the Proposal is vague and indefinite as to be materially misleading and, therefore, excludable under Rule 14a-8(i)(3) because (1) it is unclear what actions the Proposal is requesting, (2) the Proposal fails to define or explain key terms, and (3) the Proposal contains materially misleading statements and implications.

A. The Proposal is Materially Vague in its Resolution.

The Staff has held that a proposal is excludable as vague and indefinite where a company and its shareholders might interpret a proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). The Staff consistently has allowed the exclusion as vague and indefinite of proposals requesting certain disclosures or actions but containing only general or uninformative references to the information to be included or the steps to be taken. *See, e.g. Yahoo! Inc.* (avail. Mar. 26, 2008) (concurring in the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the board establish "a new policy doing business in China, with the help from China's democratic activists and human/civil rights movement"); *Bank of America Corp.* (avail. June 18, 2007) (concurring in the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the board compile a report "concerning the thinking of the Directors concerning representative payees"); *Kroger Co.* (avail. Mar. 19, 2004) (concurring in the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the company prepare a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines, where the company argued that the proposal's "extremely brief and basic description of the voluminous and highly complex Guidelines" did not adequately inform the company of the actions necessary to implement the proposal); *Johnson & Johnson* (Feb. 7, 2003) (concurring in the exclusion under Rule 14a-8(i)(3) of a proposal requesting a report relating to the company's progress concerning "the Glass Ceiling Commission's business recommendations").

Here, the nature and scope of the Proposal's request is unclear. The Proposal requests that the Committee "initiate a review of [the Company's] executive compensation policies and make available upon request a summary report of that review." This request provides no guidance, however, with respect to what to consider as part of the review, much less what elements of compensation the Proponent intends for the Committee to review, what individuals and arrangements the Committee should include in its review (including whether only arrangements that are available to "executives" should be included, or whether it includes the Company's broad-based equity and incentive plans in which executive officers also participate), whether this review should include previously granted and/or previously paid compensation, or whether such review should include policies that are related to compensation (such as reimbursement, clawback, and benefit arrangements). Thus, the Proposal is vague and indefinite as to the details and scope of the requested review, and "implementation of the Proposal could be significantly different from the actions envisioned by the shareholders voting on the Proposal." *Fuqua Industries*.

In addition, the Proposal only suggests, rather than requests, that the requested report contain a comparison of pay levels between the Company's senior executives and its "store employees." By contrast, prior similar proposals have specifically requested that the report address certain issues related to a comparison of pay levels between senior executives and other employees. *See, e.g., Wal-Mart Stores, Inc.* (avail. Mar. 1, 2006) (finding that the shareholder proposal was not excludable under Rule 14a-8(i)(7) where the proposal "request[ed] that the Board's Compensation Committee review Wal-Mart's senior executive compensation policies and make available . . . a report of that review, *including*" a comparison of pay and benefits between "top executives" and the company's "lowest paid workers in the United States in July 1995 and July 2005," an analysis of changes in the relative size of the gap, and an evaluation of whether executive compensation packages are "excessive") (emphasis added). Because of the Proposal's suggestion, it appears that the Company could fully implement the request in all material aspects without addressing the Company's pay policies for "store employees." Yet, concern over worker wages is the primary focus of the Supporting Statement. Thus, it is unclear how the Proposal's request is connected to the concerns identified in the Supporting Statement. Moreover, because the Proposal does not request a specific means of implementing the requested review, the Company's "implementation of the Proposal could be significantly different from the actions envisioned by the shareholders voting on the Proposal." *Fuqua Industries*.

B. The Proposal Includes Vague and Undefined Key Terms.

The Staff has on numerous occasions concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that shareholders voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. For example, in *Puget Energy, Inc.* (avail. Mar. 7, 2002), the Staff concurred in the exclusion of a shareholder proposal under Rule 14a-8(i)(3) where the proposal requested that the company's board of directors implement "a policy of improved corporate governance" and included a broad array of unrelated topics that could be covered by such a policy. *See also Berkshire Hathaway Inc.* (avail. Jan. 31, 2012) (concurring in the exclusion of a proposal that specified company personnel "sign off [by] means of an electronic key . . . that they . . . approve or disapprove of [certain] figures and policies" because it did not "sufficiently explain the meaning of 'electronic key' or 'figures and policies'"); *The Boeing Co. (Recon.)* (avail. Mar. 2, 2011) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3), noting "that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *General Electric Co.* (Feb. 10, 2011) (same); *The Allstate Corp.* (avail. Jan. 18, 2011) (same); *General Motors Corp.* (avail. Mar. 26, 2009) (concurring in the exclusion of a proposal to "[e]liminate all incentives for the CEOS [*sic*] and the Board of Directors" where the proposal did not define "incentives" or "CEOS").

In the current instance, the Proposal suggests that the Committee's report "include: 1) [a] comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced." In this statement, the Proposal includes several vague terms that neither the Proposal nor the Supporting Statement defines. Specifically, the Proposal fails to define "total compensation package," "store employees," and "median wage." With respect to "total compensation package," it is unclear what compensation elements should be included in the report. Should incentive awards, fringe benefits, and deferred compensation be included? The Proposal provides no guidance as to this issue.

Similarly, the Proposal provides no guidance as to who to include as a "store employee" for purposes of the Proposal. Should any employee who has worked in any restaurant owned and operated by the Company for any period of time during the prior fiscal year be included? Should the analysis instead be limited to employees who worked in such a Company owned and operated restaurant for the entire year or as of a given date? Should part-time employees be included, and if so, how should the report account for their presumably lower pay? How should the report deal with fluctuations in compensation based on promotions or demotions? The Proposal fails to provide guidance about these critical terms.

Finally, the Proposal provides no guidance as to how the "median wage" of "store employees" should be calculated. First, it is unclear whether "wage" should be limited to fixed salary or hourly wages, or whether it should also include other forms of employee compensation and benefits, and if so, how they should be valued. Second, even if the meaning of "wage" was determinable, the Proposal still is vague and indefinite as to how the "median wage" should be calculated. It seems that the Proponent is suggesting a calculation similar to that contained in the SEC's proposed rules to implement Section 953(b) of the Dodd-Frank Act ("Pay Ratio Disclosure Rules"),[2] which would require U.S. public companies to disclose (i) the median of the annual total compensation of all employees of the company, excluding the chief executive officer, (ii) the annual total compensation of the chief executive officer, and (iii) the ratio of these two values. Prior to September 2013 when the Pay Ratio Disclosure Rules were proposed, there was, and continues to be, extensive discussion and disagreement on the appropriate methodology to calculate the median annual total compensation. If the Proposal intended the determination of median wage to be similar to what has been proposed, the Company would not know how to implement this Proposal. As it is, the Commission solicited comments on numerous issues in its proposed Pay Ratio Disclosure Rules that could equally apply to computing the "median wage" of "store employees" such as whether part-time employees may be excluded from the calculation. Since the Proposal does not address these issues, and the Pay Ratio Disclosure Rules have not yet been finalized, the use of the word "median wage" is impermissibly vague.

The Staff frequently has allowed the exclusion under Rule 14a-8(i)(3) of a proposal with terms similar to those discussed above. In *General Electric Co.* (avail. Feb. 5, 2003), the proposal "urge[d] the board of Directors to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees." The company argued that the proposal was vague and indefinite because the proposal "fail[ed] to define the critical terms of the [p]roposal – i.e. 'compensation' and 'average wage' – or otherwise provide guidance on how the [p]roposal should be implemented." The Staff concurred that the proposal was excludable as vague and indefinite. *See also Prudential Financial, Inc.* (Feb. 16, 2007) (concurring in the exclusion of a proposal that failed to define critical terms such as "senior management incentive compensation programs"); *Woodward Governor Co.* (Nov. 26, 2003) (concurring in the exclusion of a proposal which called for a policy for compensating the "executives in the upper management . . . based on stock growth" because the proposal was vague and indefinite as to what executives and time periods were referenced; *General Electric Co.* (Jan. 23, 2003) (concurring in the exclusion of a proposal seeking an individual cap on salaries and benefits, where the proposal failed to define the critical term "benefits"). Accordingly, the Proposal's failure to define or explain the meaning of critical terms causes the Proposal to be impermissibly vague and indefinite.

---

[2] Release Nos. 33-9452; 34-70443; File No. S7-07-13 (Sept. 18, 2013).

C. The Proposal Contains Materially Misleading Statements and Implications.

According to the Staff, "[W]hen a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 13, 2001); SLB 14B. The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of entire shareholder proposals that contain statements that are false or misleading. *See, e.g., General Electric Co.* (avail. Jan. 6, 2009) (concurring in the exclusion of a proposal under which any director who received more than 25% in "withheld" votes would not be permitted to serve on any key board committee for two years because the company did not typically allow shareholders to withhold votes in director elections); *Johnson & Johnson* (avail. Jan. 31, 2007) (concurring in the exclusion of a proposal to provide shareholders a "vote on an advisory management resolution . . . to approve the Compensation Committee [R]eport" because the proposal would create the false implication that shareholders would receive a vote on executive compensation); *State Street Corp.* (avail. Mar. 1, 2005) (concurring in the exclusion of a proposal requesting shareholder action pursuant to a section of state law that had been recodified and was thus no longer applicable); *General Magic, Inc.* (avail. May 1, 2000) (concurring in the exclusion of a proposal requesting that the company make "no more false statements" to its shareholders because the proposal created the false impression that the company tolerated dishonest behavior by its employees when in fact the company had corporate policies to the contrary). In the current instance, the Supporting Statement contains several quantifiable errors and materially misleading statements and implications that result in the Proposal being based on a fundamentally false premise.

First, the Supporting Statement contains materially misleading statements regarding the compensation of the Company's "average cashier" in 2013 and how that compensation compares to the total compensation paid to the Company's President and CEO. The sole citation provided for the dollar amount purportedly paid in 2013 to the Company's "average cashier" is a link to PayScale.com, a website that relies upon employees self-reporting their salaries on online surveys.[3] The citation therefore falsely supports the assertion regarding the compensation of the "average cashier at McDonalds in 2013." In fact, the cited source and its methodology could not possibly represent the average cashier at Company-operated restaurants. Without an accurate citation, shareholders cannot verify the accuracy of this material statement, which the Supporting Statement uses to emphasize the disparity in pay between the Company's President/CEO and the "average cashier," however that term is defined. Due to the lack of an accurate citation, it is unclear: (1) what the reported pay includes; (2) whether the payment information was self-

[3] *See* http://www.payscale.com/about/methodology.

reported by cashiers at Company owned and operated restaurants or restaurants operated by independent franchisees; (3) what sample size was used in the study in order to determine whether the value reported reflects the population mean or median; (4) whether the pay level reported is based on data collected across the United States or is instead based on certain geographic areas; and (5) whether "average" refers to the mean or median, as well as how such "average" was derived. The Supporting Statement further asserts that the Company's President and CEO received a multiple of compensation more than the "average cashier" in 2013. Because this comparison is directly dependent on the misleading statement regarding the average cashier's pay, this comparison is likewise materially misleading.

In addition, the Supporting Statement incorrectly states that the average annual CEO compensation in the United States is "$12,259 million." This value, which is equivalent to $12,259,000,000, or $12.259 billion, is orders of magnitude greater than the value of $12,259,000, or $12.259 million, which is the number reported in the study cited by the Supporting Statement. This statement is incorrect and has the effect of misleading the Company's shareholders in that it represents a false premise – grossly inflated CEO compensation – upon which shareholders may rely in deciding how to vote on the Proposal.

Finally, the Supporting Statement recites certain views about the impact of "the stagnation of workers' wages" on the U.S. economy and discusses certain comparisons of executive to non-executive compensation levels. The Proposal then requests that the Company prepare a report on its executive compensation policies. The clear implication is that the Company's executive compensation policies are a cause of stagnant worker wages – *i.e.*, that if the Company were to study and then modify its executive compensation policies, the issue of "stagnant wage growth" for employees in the United States could be solved. The Proposal thus implies a link between the compensation levels of executives and other employees that does not exist. However, the compensation levels of executives and other employees are determined primarily by the different factors affecting the different labor markets for executive and non-executive employees.

The materiality under Rule 14a-8(i)(3) of false and misleading assertions in a supporting statement is demonstrated by the court's holding in *Express Scripts Holding Co. v. Chevedden*, 2014 WL 631538, *4 (E.D. Mo. Feb. 18, 2014). There, in the context of a proposal that sought to separate the positions of chief executive officer and chairman, the court ruled that, "when viewed in the context of soliciting votes in favor of a proposed corporate governance measure, statements in the proxy materials regarding the company's existing corporate governance practices are important to the stockholder's decision whether to vote in favor of the proposed measure" and therefore are material. Here, the Proposal deals with the "corporate governance practices" surrounding the Company's executive compensation policies. The Supporting Statement includes false and misleading statements, as explained above, that "are important to the stockholder's decision whether to vote in favor of the proposed measure." Specifically, by reporting (i) an incorrect and grossly inflated value of executive compensation, (ii) an incorrect claim regarding the pay of the average Company cashier, and (iii) a misleading implication regarding stagnant wages, the Supporting Statement creates a false premise upon which shareholders may rely in deciding whether to vote for the Proposal. Just as the excludable proposals in *General Electric*, *Johnson & Johnson*, *State Street* and *General Magic* created false impressions upon which shareholders would be impermissibly misled in their votes, this series of materially false or misleading statements and implications make the Proposal and the Supporting Statement upon which it relies so fundamentally misleading that it would "require detailed and extensive editing in order to bring [the Proposal and Supporting Statement] into compliance with the proxy rules."

The Company is aware that in *The Goldman Sachs Group, Inc.* (avail. Mar. 11, 2010), the Staff was unable to concur in the exclusion of a proposal that was similar to the instant proposal, with the important distinction that the *Goldman* proposal explicitly requested, instead of suggested, a pay ratio comparison. There, the company challenged the proposal under Rule 14a-8(i)(3), arguing that the supporting statement contained materially false or misleading statements, including a misquote from a federal judge and a false statement about federal legislation regarding pay ratios. The statements challenged by Goldman Sachs are different from the Supporting Statement. Unlike the contested statements in *Goldman*, the misleading or false statements in the Supporting Statement involve quantifiable errors directly regarding the issues on which shareholders will vote – executive compensation and the ratio of pay levels between senior executives and "store employees."

Accordingly, the Proposal is excludable under Rule 14a-(i)(3). If the Staff disagrees with the Company's conclusion that the entire Proposal is excludable, then the Company requests that the Staff at least concur in the exclusion of the misleading statements and implications.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Denise A. Horne, the Company's Corporate Vice President, Associate General Counsel and Assistant Secretary, at (630) 623-3154.

Sincerely,



Amy Goodman

Enclosures

cc: Denise A. Horne, McDonald's Corporation
Sister Cathy Katoski, Sisters of St. Francis of the Holy Family of Dubuque, Iowa

101864933.5

Exhibit A
Proposal and Related Correspondence



Sisters of St. Francis
Dubuque, Iowa
3390 Windsor Avenue | Dubuque, Iowa 52001 | 563.583.9786 | www.osfdbq.org

CORPORATE RESPONSIBILITY OFFICE
Sisters of St. Francis of Dubuque, Iowa

3390 Windsor Avenue, Dubuque, IA 52001-1311
563-583-9786 katoskic@osfdbq.org

December 10, 2014

Office of the Corporate Secretary
McDonald's Corporation, Department 010
One McDonald's Plaza
Oak Brook, IL 60523-1928

To Whom It May Concern:

The Sisters of St. Francis of the Holy Family, Dubuque, Iowa is a religious congregation of 253 women. Because of our evangelical calling from Jesus Christ and St. Francis of Assisi, we are concerned about the almost-daily reports indicating issues and concerns around the seemingly ever-increasing disparity of wealth and income in the United States. Hence the enclosed resolution which, in the interest of not singling out McDonald's, will be going to its retail peers as well by other members of the Interfaith Center on Corporate Responsibility.

The Sisters of St. Francis of the Holy Family, Dubuque, Iowa has owned at least $2,000 worth of McDonald's common stock for over one year and will be holding this through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership of this stock from our Custodian (Wells Fargo) under separate cover, dated December 10, 2014.

I am authorized, as Corporate Responsibility Agent of the Congregation, to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of McDonald's shareholders. I do this in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting. Please address all communications to me, Sister Cathy Katoski, OSF (katoskic@osfdbq.org) or the address above.

Hopefully we can have a constructive conversation on this issue and share ideas on how to lessen the gap between those in the highest income brackets and those workers whose wages are unable to ensure them of a living wage. We look forward to this and hope it will lead to us withdrawing the attached resolution.

Sincerely yours,

S. Cathy

Sr. Cathy (Kate) Katoski, OSF
President and Corporate Responsibility Agent

McDONALD'S CORPORATION

WHEREAS an October 2014 Center for American Progress study described a direct connection between the decline of revenue for major retailers and the stagnation of workers' wages, stating: "The simple fact of the matter is that when households do not have money, retailers do not have customers" (http://www.americanprogress.org/issues/economy/report/2014/10/13/98040/retailer-revelations/).

Retail spending—everything from clothing to groceries to eating out (from fine dining to fast food)—has broad implications for the entire economy. It accounts for a large fraction of consumer spending, which constitutes 70% of the U.S. gross domestic product (GDP). The Report above provides new evidence that middle-class weakness and stagnant wage growth are undermining the economy and that 1) 88% of the top 100 U.S. retailers cite weak consumer spending as a risk factor to their stock price; 2) 68 % of the top 100 U.S. retailers cite falling or flat incomes as risks; 3) Wall Street economists point to the risk low wages pose to the economy because they drive low demand and higher unemployment; and 4) that "trickle-down economics" (economic growth comes from monies redistributed to the rich who will create jobs for everyone) has not worked, despite wealth and income increasing for the highest sectors of our economy.

In a recent 10-K submission to the U.S. Securities and Exchange Commission McDonald's Corporation noted that consumers inability to have enough disposable income can have a negative impact on its revenues: "The impact on consumer disposable income levels and spending habits of governmental actions to manage national economic matters, whether through austerity or stimulus measures and initiatives intended to control wages, unemployment, credit availability, inflation, taxation and other economic drivers" (https://www.sec.gov/Archives/edgar/data/63908/000006390814000019/mcd-12312013x10k.htm).

A September, 2014 Harvard Business School study showed the pay gap between U.S.-based corporations' CEOs and their companies' workers was 350 times that of their average (not lowest paid) worker. In the United States the average annual CEO compensation is $12,259 million (the next closest country's CEO's in Switzerland make $7,435 million (http://blogs.hbr.org/2014/09/ceos-get-paid-too-much-according-to-pretty-much-everyone-in-the-world/)

Total compensation in 2013 for Donald Thompson, President and CEO was $9,496,664 (http://www.sec.gov/Archives/edgar/data/63908/000119312514140308/d666434ddef14a.htm). Meanwhile the average cashier at McDonalds in 2013 earned in total compensation between $15,684-$20,631 (http://www.payscale.com/research/US/Employer=McDonald%27s_Corporation/Salary). This represents a gap ratio of 469.

RESOLVED: shareholders request McDonald's Corporation's Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.

WELLS FARGO

Institutional Retirement & Trust
MAC N8236-04A
203 W. 3rd Street
Davenport, IA 52801

Tel: 563 383 3416
Fax: 563 383 3201

December 10, 2014

Office of the Corporate Secretary
McDonald's Corporation, Dept. 010
One McDonald's Plaza
Oak Brook, IL 60523-1928

RE: Sisters of St. Francis of Dubuque, Iowa

Dear Shareholder Services,

This is to notify you that, as of December 10, 2014 the Sisters of St. Francis of Dubuque Iowa have owned continuously for one year from this date at least $2,000 worth of McDonalds common stock. I have been notified by the filer that this same stock should be held through next year's annual meeting.

Respectfully,



Lisa M. Schluensen
Vice President

Together we'll go far

